Filed by Zendesk, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Momentive Global Inc.

Form S-4 File No. 333-261512

Zendesk Files Investor Presentation Detailing Compelling Strategic Rationale and Financial Benefits of

Proposed Acquisition of Momentive

Momentive Represents a Strategic Opportunity that Zendesk is Uniquely Positioned to Leverage to

Drive Enhanced Growth and Value for Shareholders

Continues to Strongly Recommend Shareholders Vote “FOR” Proposal to Approve the Issuance of Shares of Zendesk Common Stock in Connection with the Transaction at Upcoming Special Meeting

SAN FRANCISCO – January 27, 2022 – Zendesk, Inc. (NYSE: ZEN or the “Company”) today posted on its investor relations website, and filed with the Securities and Exchange Commission, an investor presentation detailing the significant value the Company believes its proposed acquisition of Momentive Global Inc. (“Momentive”) will bring to shareholders, customers and other stakeholders.

Highlights from the presentation include the following:

Key Takeaways

•	Zendesk’s business has never been stronger – the Company is ready for a strategic transaction.

•	Momentive represents a strategic opportunity that Zendesk is uniquely able to leverage, adding the next layer of growth and a near doubling of its total addressable market.

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The compelling strategic logic of this transaction translates into concrete financial benefits and clear added value for Zendesk shareholders. The acquisition is projected to increase 2025 revenue by $1.2 billion, 35% higher than Zendesk’s standalone plan, at a higher growth rate and higher margins.

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Zendesk’s offer to acquire Momentive is the result of a thorough and deliberative process by the full Zendesk Board of Directors and management team to evaluate opportunities to profitably grow the business.

•	Zendesk struck this transaction at the right price, time and currency to realize value for shareholders not otherwise attainable through partnership or organic development.

Zendesk’s Established Track Record of Execution

•	Zendesk has scaled considerably since its founding in 2007 and through its IPO in 2014 to the present. Today it is able to handle billions of customer interactions for over 100,000 customers.

•	Zendesk is ranked by Gartner as the #1 provider for digital customer service use cases and the youngest Leader in Gartner Magic Quadrant.

•	Revenue growth is accelerating year-over-year as Zendesk is winning larger customers, increasing its net expansion rate and growing free cash flow.

•	The Company has consistently met or exceeded its revenue guidance and equity analysts’ long-term expectations and is confident in its future enhanced revenue opportunities with Momentive.

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Having established this track record of growth, including through a deliberate strategy to move up-market in enterprise, the Momentive transaction now represents an opportunity to extend Zendesk’s strategy to provide more value to customers, and therefore add more value to the business, particularly through customer intelligence.

Realizing Zendesk’s Vision through Customer Intelligence

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This acquisition will generate value for Zendesk shareholders by further differentiating both Zendesk’s and Momentive’s product offerings as well as through greater global reach, cross-selling opportunities and by nearly doubling Zendesk’s total addressable market to more than $165 billion by 2025.

•	Both Zendesk’s and Momentive’s existing product offerings will be enhanced by adopting solutions from the other, deepening relationships with customers.

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Momentive’s underlying asset of customer interactions, sentiment and behavior data for current, as well as future, customers significantly strengthens and differentiates Zendesk’s value proposition in its core customer service market while creating significant future opportunities.

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Zendesk expects to generate approximately $55 million in the first wave of 2023 revenue synergies, growing to approximately $275 million in 2025. These are conservative initial projections based on cross-selling existing products at existing prices to existing customers of both companies.

•	Zendesk sees significant additional revenue upside from the introduction of new products, new pricing and packaging and improved strategic positioning as a customer intelligence platform.

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Zendesk’s Board has evaluated many M&A opportunities since its IPO using a highly disciplined review process. The Board’s independence, experience and thorough evaluation of the transaction, with the assistance of its independent legal and financial advisors, informed its unanimous decision to acquire Momentive.

•	Zendesk’s offer to acquire Momentive represents a reasonable premium to win a competitive process relative to recent comparable transactions.

The Zendesk Board of Directors continues to unanimously recommend that all shareholders vote “FOR” the proposal approving the issuance of Zendesk Common Stock in connection with the acquisition of Momentive. If shareholders have questions or need assistance in voting their shares, please contact the Company’s proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885 Toll-Free or by email at zenproxy@mackenziepartners.com.

Additional Information and Where to Find It

This communication relates to a proposed business combination transaction between Zendesk and Momentive. In connection with the proposed transaction, Zendesk filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that includes a joint proxy statement of Zendesk and Momentive and that also constitutes a prospectus of Zendesk with respect to shares of Zendesk common stock to be issued in the proposed transaction (the “joint proxy statement/prospectus”). The definitive joint proxy statement/prospectus and WHITE proxy card of Zendesk or WHITE proxy card of Momentive, as applicable, have been sent to Zendesk stockholders and Momentive stockholders. Each of Zendesk and Momentive may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MOMENTIVE, ZENDESK AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents that are filed or will be filed with the SEC by Zendesk or Momentive through the SEC’s website (www.sec.gov). Copies of the documents filed by Zendesk with the SEC also may be obtained free of charge at Zendesk’s investor relations website at https://investor.zendesk.com or upon written request to Zendesk, Inc. at 989 Market Street, San Francisco, CA 94103. Copies of the documents filed with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at investor.momentive.ai or upon written request to Momentive at One Curiosity Way, San Mateo, California 94403.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements, including, among other things, statements regarding the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of anticipated synergies from the proposed transaction, the anticipated timing of closing of the proposed transaction and other aspects of Zendesk’s or Momentive’s operations or operating results. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to differ materially from the forward-looking statements in this communication, including (i) the ability to complete the proposed transaction within the time frame anticipated or at all; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that uncertainty about the proposed transaction may adversely affect relationships with Zendesk’s customers, partners, suppliers, and employees, whether or not the transaction is completed; (iv) the effect of the announcement of the proposed transaction on the ability of Zendesk or Momentive to retain and hire key personnel; (v) the risk that disruptions from the proposed transaction will harm Zendesk’s or Momentive’s business, including current plans and operations; (vi) current or future litigation related to the proposed transaction and the resulting expense or delay; (vii) the failure to obtain stockholder or regulatory approvals in a timely manner or otherwise; (viii) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Zendesk or Momentive to terminate the proposed transaction; (ix) the diversion of the attention of the respective management teams of Zendesk and Momentive from their respective ongoing business operations; (x) the ability of Zendesk to successfully integrate Momentive’s operations and technologies; (xi) the ability of Zendesk to implement its plans, forecasts and other expectations with respect to its business after the completion of the transaction and realize expected synergies; (xii) the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; (xiii) risks relating to the market value of Zendesk’s common stock to be issued in the proposed transaction; (xiv) Zendesk’s ability to adapt its products to changing market dynamics and customer preferences or achieve increased market acceptance of its products; (xv) the intensely competitive market in which Zendesk operates; (xvi) the development of the market for software as a service business software applications; (xvii) Zendesk’s substantial reliance on its customers renewing their subscriptions and purchasing additional subscriptions; (xviii) Zendesk’s ability to effectively market and sell its products to larger enterprises; (xix) Zendesk’s ability to develop or acquire and market new products and to support its products on a unified, reliable shared services platform; (xx) Zendesk’s reliance on third-party services, including services for hosting, email, and messaging; (xxi) Zendesk’s ability to retain key employees and attract qualified personnel, particularly in the primary regions Zendesk operates; (xxii) Zendesk’s ability to effectively manage its growth and organizational change, including its international expansion strategy; (xxiii) Zendesk’s expectation that the future growth rate of its revenues will decline, and that, as its costs increase, Zendesk may not be able to generate sufficient revenues to achieve or sustain profitability; (xxiv) Zendesk’s ability to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions; (xxv) real or perceived errors, failures, or bugs in Zendesk’s products; (xxvi) potential service interruptions or performance problems associated with Zendesk’s technology and infrastructure; (xxvii) Zendesk’s ability to securely maintain customer data and prevent, mitigate, and respond effectively to both historical and future data breaches; (xxviii) Zendesk’s ability to comply with privacy and data security regulations; (xxix) Zendesk’s ability to optimize the pricing for its solutions; and (xxx) other adverse changes in general economic or market conditions. The forward-looking statements contained in this communication are also subject to additional risks, uncertainties, and factors, including those described in Zendesk’s and Momentive’s most recent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. The forward-looking statements included in this communication are made only as of the date hereof. Zendesk and Momentive do not undertake to update any forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to reflect new information or the occurrence of unanticipated events, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About Zendesk

Zendesk started the customer experience revolution in 2007 by enabling any business around the world to take their customer service online. Today, Zendesk is the champion of great service everywhere for everyone, and powers billions of conversations, connecting more than 100,000 brands with hundreds of millions of customers over telephony, chat, email, messaging, social channels, communities, review sites and help centers. Zendesk products are built with love to be loved. The company was conceived in Copenhagen, Denmark, built and grown in California, taken public in New York City, and today employs more than 5,000 people across the world. Learn more at www.zendesk.com.

Contacts

Investor Contact:

Jason Tsai, +1 415-997-8882

ir@zendesk.com

Additional Investor Contact:

MacKenzie Partners, Inc.

Dan Burch/Bob Marese, +1-212-929-5500

dburch@mackenziepartners.com/bmarese@mackenziepartners.com

Media Contacts:

Stephanie Barnes, +1 415-722-0883

press@zendesk.com

John Christiansen +1 415-618-8750

Robin Weinberg +1 212-687-8080

Sard Verbinnen & Co

Zendesk-SVC@sardverb.com

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